UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Aly El Hamamsy Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

August 17, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
255,740

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
255,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,740

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,465

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
670,795

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
670,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 10

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D (the “Initial 13D”) filed on July 25, 2016 (the Initial 13D and, as amended and supplemented by this Amendment No. 1, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

On August 17, 2016, Marcato sent a letter  to James Damian, Chairman of the Board of Directors of the Issuer. The letter is attached hereto as Exhibit C and incorporated by reference in this Item 4 in its entirety.

Item 5.	Interest in Securities of the Issuer.

(a) – (e) As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 950,000 Shares (the “Marcato Shares”), constituting approximately 5.2% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 255,740 Shares, constituting approximately 1.4% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 23,465 Shares, constituting approximately 0.1% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 670,795 Shares, constituting approximately 3.7% of the Shares, each based upon 18,297,886 Shares outstanding as of July 25, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 2016.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 255,740 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 23,465 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 670,795 Shares.  Marcato, as the investment adviser of Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire’s position as the managing partner of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares. The number of Shares set forth above includes options, which give the Reporting Persons the right to acquire beneficial ownership of Shares.

Except as set forth in the Initial 13D, there have been no other transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

The limited partners of (or investors in) each of Marcato, L.P., Marcato II, L.P., and Marcato International Master Fund, Ltd., or their respective subsidiaries or affiliated entities, for which Marcato or its affiliates acts as general partner and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2016

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

 Exhibit C

August 17, 2016

James Damian
Chairman, Board of Directors
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN  55416

James,

As you know, investment funds managed by Marcato Capital Management LP (“Marcato”) currently own securities representing beneficial ownership of 5.2% of the shares outstanding of Buffalo Wild Wings Inc. (the “Company”).  It has been two months since we first sat down with management to begin a private dialogue about opportunities to enhance shareholder value.  Given the Company’s lackluster analyst day presentation and observable discontent among shareholders and research analysts, we have determined that it is appropriate at this point to share our perspectives with the investment community.  Along with this letter, we are filing the analysis that we shared with management at our first meeting in June and hope that research analysts as well as current and prospective shareholders will consider this information and express their views on the subject matter.

I should emphasize that we are exceedingly optimistic about the future of Buffalo Wild Wings.  In the crowded and competitive restaurant universe, Buffalo Wild Wings offers an experience that is superior to and highly differentiated from those offered at any of the sports-themed competitors in its markets.  The benefits of its national scale, from marketing to purchasing to best practices, will continue to position Buffalo Wild Wings as the preferred destination to experience televised sports outside of the home.  In fact, we think the Company’s estimated addressable market of 1,700 units (compared to 1,220 expected by year-end 2016) in the United States and Canada may be far too low and deserves to be revisited.

We also believe, however, that Buffalo Wild Wings must make substantial changes to its business practices if it hopes to reach its full potential both as a company and in terms of shareholder value.  Our initial conversations with management focused on the Company’s capital allocation decisions, which we discuss below and detail in our attached analysis.  Following months of engagement with the Company, we have come to appreciate that suboptimal capital allocation behavior is symptomatic of a larger organizational deficiency: a tendency to favor gut feel and thematic proclamations without tangible evidence or appropriate analytical support.  The management team of Buffalo Wild Wings communicates its strategic and financial rationale to the investment community with inveterate avoidance of specificity.  The chronic absence of detail around even the most basic of metrics causes us to question whether the right questions are being asked and answered.

We direct this concern not only toward management, but also toward the Board of Directors whose duty is to oversee, evaluate, and incentivize management in such a way as to ensure that the business is run in shareholders’ best interests.  We are committed to doing our part to help the business achieve its full potential.  We expect that the necessary changes will include the following:

1)
The introduction of fresh talent at both the Board and management levels.  The Company must improve its experience and sophistication in areas of restaurant operations, franchise system development, corporate finance, and capital markets.  We are confident that the Board would benefit from adding independent directors with operating experience in the restaurant industry, in particular with a franchised restaurant concept.  We note that no current director has direct restaurant operating experience outside of the CEO.  We would also stress that any changes to the Board should only be made after consultation with interested shareholders, and we would view any unilateral action to change the composition of the Board as a hostile act of entrenchment.

2)
A greater focus on operational excellence within Buffalo Wild Wings’ core business.  The Company must improve in key operational areas such as food quality, price/value perception, speed of service, technology implementation, food cost optimization, and labor engineering – all areas where it is substantially underperforming its potential, and, that if improved, can drastically help restore the Company’s customer value proposition. Efforts to drive “growth” primarily through new unit openings and franchisee acquisitions currently take unwarranted precedence over maximizing same-store sales and restaurant-level margin opportunities at core Buffalo Wild Wings.  Over the long-term, neither system growth nor franchisee acquisitions will be able to compensate for a decline in the profitability of the core concept.

3)
Cessation of “emerging brands” growth plans.  Buffalo Wild Wings’ continued success is not an inevitability; as such, we believe the Company should remain singularly focused on its largest earnings driver rather than placing wild bets, however small, on hit-or-miss “growth drivers”— particularly those in the highly competitive, non-core, fast casual space.  Experiments with new restaurant concepts are distracting management from advancing Buffalo Wild Wings’ core brand.  At this point in time, any corporate resources, be they personnel, capital, or attention, would be better allocated to addressing the operational improvement opportunities at core Buffalo Wild Wings.

4)
A profound increase in urgency, follow-through, and accountability.  A review of past years’ earnings reports reveals a number of Company “priorities” that have since dragged on without meaningful progress, the most obvious example being the bungled roll out of table-side order and pay functionality.  The commentary in the current period regarding the near-term goals

2

for these programs is the same that it was two and three years ago despite the Company having missed its initial execution objectives.  Even now, management is content to highlight the opportunity while very little tangible progress has been achieved.  This issue is representative of a much larger issue of management’s persistent failure to execute and the Board’s failure to hold management accountable.

5)
An audit of managerial decision tools and a reconciliation of business outcomes as compared to forecasts.  Despite frequent assurance from management of the use of DCF- and IRR-based forecasts to approve investments such as remodel campaigns, new unit openings, or acquisitions, our experience with retail and restaurant businesses has taught us that those processes can be highly flawed. We take seriously the tendencies of development staff to reverse-engineer projections to achieve a stated hurdle rate or highlight data with a selection bias to support past decisions.  The Board must review past capital investments to ensure that outcomes compare favorably with the underwriting process.  We recommend starting with an assessment of the Company’s large franchisee acquisition in 2015, which based on all available data, has been an unmitigated disaster.  That such an obviously misguided decision could be made under the guise of rigorous analysis underscores the weaknesses in the Company’s capital allocation processes and need to commit to a disciplined capital allocation program.

The list above speaks to functional changes that will improve business performance.  At a higher level, however, there is an intellectual divide that must also be addressed: there is a glaring deficiency of understanding at the Company in how capital deployment relates to shareholder value creation.  Yesterday’s announcement of a $300 million share repurchase authorization further highlights this point.

Management self-identifies its objectives to be those of a “growth company” but does not appear to have a clear sense of what that exactly means or how (and if) achieving this poorly defined “growth” objective is best for shareholders.  Growth in revenue or earnings simply cannot be evaluated without consideration for the capital deployed in the achievement.  This basic principle of corporate finance is tragically underappreciated by the current management team.

Instead, management celebrates consolidated revenue growth without discriminating between revenue derived from growth in royalties from franchisee unit development, same-store sales growth (itself a product of tension between higher price and declining traffic), new company-operated unit growth, and the purchase of units from franchisees.  Each of these revenue streams has a radically different margin profile and comes at a radically different capital cost (franchise royalties in particular come at no cost whatsoever).  Most importantly, the income derived from each of these different revenue streams receives a radically different value in the market due to its unique degree of capital intensity and predictability.  Management and the Board should be solely focused on growing market value per share, determining which types of revenue growth will best deliver that outcome.

3

Additionally, management frequently highlights growth in average unit volumes, but fails to acknowledge that this growth has been accompanied by an increase in per unit construction and pre-opening costs from $840K in 2003 to $2.6M in 2015, leading to a significant decline in the returns on invested capital.  We perceive that the pursuit of higher average unit volumes (management’s barometer for “growth”) has led the Company to deploy ever-greater amounts of capital into larger units tailored to more populous, but also more competitive, and more expensive markets.  Similarly, remodel costs for the current Stadia program are increasing over prior remodel budgets, and the Company has not articulated the basic return on investment methodology that illustrates why the new remodels are attractive, why the current remodel cost is appropriate, or if similar outcomes could be achieved at a lower cost.  Might shareholders and customers alike be better off if capital were instead invested into smaller-format units that, at the expense of lower AUV’s, could profitably succeed in smaller, less competitive markets with lower construction and operating costs, producing higher returns on capital?

Management appears to believe that realizing its identity as a “growth” company means delivering EPS growth of 15% or greater.  However, even this statement is made without any design as to how that will be achieved.  Beneath the headline, there is no calculus as to how same-store sales, operating margin expansion, franchise vs. company unit growth, franchisee acquisitions, and share repurchases will combine to produce such a result.  Just how this earnings goal is achieved, and in particular how much capital is required to achieve it, will dictate the multiple of EPS at which the shares will trade.  This is the vital and missing link between earnings creation and shareholder value creation.  The apparent lack of sensitivity to this connection is the primary impediment to shareholders earning an attractive return on their investment in the future.

Unfortunately for shareholders, the easiest growth to come by has been the kind that is BOUGHT, requiring the most capital and offering the lowest returns.  As same-store sales have decelerated and the law of large numbers has made it difficult for new unit additions to sustain historical revenue growth rates, management has turned to buying in franchisees in its pursuit of “growth.”  The large franchisee acquisitions in 2015 were telegraphed to investors, under the pretense of being “opportunistic,” as helping the Company achieve its goal of growing sales and net income.  At the same time, the Company did not offer any concrete rationale for why this transaction would create more shareholder value than allowing the units instead to be sold to a third party buyer – an outcome that would have retained the existing high-value franchise royalty stream and avoided a major capital outlay at an excessive and unprecedented multiple, and moreover would have avoided the additional cost and distractions of transaction fees, remodel requirements, regional G&A investments, integration risks, and operational complexity.

Despite the Company’s refusal to disclose key financial metrics of the transaction, it is clear to us that the acquisitions of 2015 were mistakes and would not be approved today if an appropriate methodology were employed.  This acquisitive behavior is almost certainly reinforced by an incentive compensation system, designed by the Board, that rewards (if not preconditions) management for maximizing absolute growth in revenue dollars, net income dollars, and store openings – all metrics that fail to acknowledge the capital required to achieve these outcomes and whether the returns on that capital investment are appropriate.  In contrast, most other high-performing restaurant companies emphasize metrics more explicitly tied to shareholder value, including operating income (not sales),
4

EPS (not net income), and ROIC and total shareholder return -- all of which are absent from management’s incentive compensation design.

We are confident that Buffalo Wild Wings is in a strong position to compete and succeed in the future. However, we believe this opportunity will be squandered if our concerns highlighted here are not addressed with urgency.  We look forward to a vigorous discussion of these factors with the Board and management going forward.

Sincerely,

Mick McGuire

CC:
Dale Applequist
Cynthia Davis, Compensation Committee
Michael Johnson, Chairman of Compensation Committee
Warren Mack
Oliver Maggard, Compensation Committee
Jerry Rose
Sally Smith, CEO, President

5

 BUFFALO WILD WINGSJUNE 2016

 DISCLAIMER   *   Marcato Capital Management LP (“Marcato”) is an SEC registered investment advisor based in San Francisco, California. Marcato provides investment advisory services to its proprietary private investment funds (collectively, the “Marcato Funds”). The views expressed in this presentation (the “Presentation”) represent the opinions of Marcato and/or certain affiliates and the investment funds it manages that hold shares in Buffalo Wild Wings, Inc. (the “Company”). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Marcato, and are based on publicly available information and Marcato analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) by the issuer or other companies that Marcato considers comparable. Marcato has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Marcato, and Marcato disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Marcato disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Neither Marcato nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information. Funds managed by Marcato currently beneficially own, and/or have an economic interest in, shares of the Company. These funds are in the business of trading—buying and selling—securities. Marcato may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. There may be developments in the future that cause funds managed by Marcato to engage in transactions that change the beneficial and/or economic interest in the Company.The Presentation may contain forward-looking statements which reflect Marcato’s views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Marcato’s underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved. The securities or investment ideas listed are not presented in order to suggest or show profitability of any or all transactions. There should be no assumption that any specific portfolio securities identified and described in the Presentation were or will be profitable. Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Presentation constitute either an offer to sell or a solicitation of an offer to buy any interest in funds managed by Marcato. Any such offer would only be made at the time a qualified offeree receives the Confidential Explanatory Memorandum of such fund. Any investment in the Marcato Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.This document is the property of Marcato and may not be published or distributed without the express written consent of Marcato.

 I. Introduction   *

WHY WE INVESTED IN BUFFALO WILD WINGS

- Buffalo Wild Wings' core restaurant business is a proven, differentiated concept that generates strong cash flow with continued system growth potential
- Significant share price underperformance driven by declining same-store sales and recent store repurchases that earn a return below Buffalo Wild Wings' cost of capital
- Opportunity to create substantial shareholder value by:

1) Transitioning to a 90% franchised model which we believe will improve returns and valuation multiple
2) Accelerating international franchise growth
3) Improving 4-wall margins with increased focus on unit economics
4) Committing publicly to a disciplined capital allocation plan and optimizing BWLD's capital structure through an appropriate use of leverage
5) Aligning executive compensation with returns on invested capital and total shareholder return

MARCATO

3

 II. A Review of Buffalo Wild Wings   *

RECENT SHARE PRICE UNDERPERFORMANCE

5-YEAR TOTAL SHAREHOLDER RETURN



275%
225%
175%
125%
75%
25%
(25%)
+150%
+148%
Jun-11
Jun-12
Jun-13
Jun-14
Jun-15
Jun-16
S&P 600 Restaurants Index

LAST 9 MONTHS TOTAL SHAREHOLDER RETURN



10/28/15:
Q3'15 earnings miss on SSS, EPS headwinds due to higher D&A & margin dilution from franchisee acquisitions (labor, low sales, training)
Guided to "single digit" net earnings growth in FY'15 and 20% in FY'16
Shares fell ~17%
25%
15%
5%
(5%)
(15%)
(25%)
(35%)
(1%)
(28%)
Sep-15
Oct-15
Dec-15
Jan-16
Mar-16
Apr-16
Jun-16
S&P 600 Restaurants Index

Source: Company filings, CapitalQ, Bloomberg. Market data as of 6/13/16.

MARCATO

5

 GROWTH, PROFITABILITY, AND CAPITAL ALLOCATION DRIVE BWLD’S MULTIPLE   *   P / E (NTM) | 2011 – 2016    EV / EBITDA (NTM) MULTIPLE    22.9x  8.5x  Avg.: 9.5x  Avg.: 25.9x   WEAK RECENT SAME-STORE SALES GROWTH    Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1   2011  2012  2013  2014  2015  ‘16   Avg.: 5.1%  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1   2011  2012  2013  2014  2015  ‘16   Avg.: 21.5%  Source: Company filings, CapitalIQ, Bloomberg. Market data as of 6/13/16.Note: BWLD’s current cost of capital is approximately 9.5%  Valuations of restaurant companies are a function of franchise mix, international unit mix, SSS growth, unit growth, and marginsBWLD has historically enjoyed a high valuation due to its sector-leading unit growth, earnings growth, and SSS growthHowever, we believe BWLD has an opportunity to enhance its multiple by transitioning to a franchise model, which will command a higher valuation even absent unit growth and margin improvements, which will serve as additional tailwinds  Multiple compression driven by growth deceleration, margin compression, and store repurchases that earn a return below BWLD’s cost of capital  1   RISING LABOR & WING COSTS    2   QUESTIONABLE CAPITAL ALLOCATION DECISIONS    3  Estimated “excess” returns on incremental capital, post-G&A, maint. capex & taxes

  COMPANY-OWNED SAME-STORE SALES GROWTH   *   10 YEAR SAME-STORE SALES GROWTH COMPOSITION    Recent same-store sales growth has been below BWLD’s 10-year average of 5.3%BWLD’s indexed menu price adjustments have increased 36% over the past 10 years, implying a 3.1% CAGR  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1 Q2 Q3 Q4  Q1   2006  2007  2008  2009  2010  2011  2012  2013  2014  2015  ‘16   Source: Company filings, Bureau of Labor Statistics.Note: CPI (All-Urban Consumers) increased 19% from March 2006 to March 2016 (1.8% CAGR), compared to BWLD’s indexed menu price increases of 36% (3.1% CAGR).  Avg.: 5.3%  Menu Prices: +36%  1  http://www.usinflationcalculator.com/inflation/consumer-price-index-and-annual-percent-changes-from-1913-to-2008/  CPI: +19%

 PRICING “WALL” + HIGHER COSTS = EXPECTED FUTURE MARGIN COMPRESSION   *   2  “Our pricing in November [2015] really tried to price in some of the labor costs that we anticipate and that are happening…but if you’re not going to add some price with, whether it’s minimum wage, whether it’s overtime…you are going to have to get it somewhere.” – Sally Smith, Buffalo Wild Wings CEO and President, Bernstein Strategic Decisions Conference  June 2016

 QUESTIONS SURROUNDING CAPITAL ALLOCATION   *   3  Make slide  TotalAcquisitionExpense  $33.7m  $43.6m  $4.3m  $30.5  $205.2m  No. of Restaurants Acquired:  18  18  3  13  54  –  –  –  2  1   --Existing BWW   --Existing R Taco  –  –  –  –  4   --BWW under Construction  Purchase Price includes Majority Stake in Rusty Taco  ESTIMATED ACQUISITION COST PER RESTAURANT | 2011 – 2016    Avg. Replacement Cost: $2,300  Source: Company filings, MCM estimates. Franchise rights for Rusty Taco included in purchase price. 2014 calculation assumes full ownership of all restaurants acquired.(1) 2015 acquisition included franchise rights of $99m.  BWLD’s franchisee acquisitions in 2015 valued acquired stores ~80% above prior four-year averageand ~50% above replacement cost

 QUESTIONS SURROUNDING CAPITAL ALLOCATION (CONT’D)   *   3  Make slide  HISTORICAL RETURNS ON INVESTED CAPITAL    Source: Company filings, MCM estimates.Note: ROIC calculated as tax-affected EBIT (at reported effective tax rates), divided by the average invested capital over each annual period. Invested capital calculated as the sum of total long-term debt and capital leases and total equity, less cash and cash equivalents and marketable securities, as of year-end. Capitalization of future operating leases assumes approximate pre-tax cost of debt of 4.5%, equivalent to ~8-9x average lease expense.  (1,460 bps)  (207 bps)  Δ’06 – ’15  Despite remaining relatively stable from 2009 – 2014, BWLD’s returns on average invested capital have declined significantly over the past ten yearsBWLD’s ROIC in 2015 represented the most significant year-over-year decline in ten years, reflecting the dilutive impacts of 1) higher capital intensity of company-owned stores and 2) dilutive franchisee acquisitions  68%  67%  65%  64%  65%  61%  57%  56%  55%  49%  Franchise Mix

  *   “[W]e are less enthusiastic about Buffalo Wild Wings’ emerging brand strategy of acquiring and growing other concepts….We are concerned Buffalo Wild Wings is bound to waste both time and capital” – Andrew Charles, Cowen & Co., April 2015  “We’d like to see FCF funneled toward buybacks and not future franchisee acquisitions.” – Brian Bittner, Oppenheimer, June 2016  ANALYSTS SEE SUPERIOR ALTERNATIVES FOR CAPITAL…    QUESTIONS SURROUNDING CAPITAL ALLOCATION (CONT’D)  3  …AND PREFER TO AVOID HIGH-RISK GROWTH INITIATIVES    Sell side analysts are also concerned about capital allocation decisions

 III. Marcato’s Proposal   *

A MULTI-LEVEL PLAN TO CREATE VALUE FOR BWLD SHAREHOLDERS

A. FRANCHISING STRATEGY

- Sell stores to new and existing franchisees to unlock capital currently earning sub-optimal returns
- Target 90% mix of franchised stores by 2020
- Invest in resources to accelerate international franchise growth

B. REINVIGORATE CORE BUSINESS

- Engage operational consultants to revitalize same-store sales growth and refocus on the company's historically successful core brand and value proposition
- New restaurant concepts are a distraction for management and for investors: focus on the core business

C. ESTABLISH EXPLICIT CAPITAL ALLOCATION STRATEGY

- Articulate a strategy for future capital deployment based on returns and profitability in combination with aggregate dollar growth
- Considerations include current excess capital in the business as well as future free cash flow generation
- Target an appropriate mix of debt and equity

D. REALIGN MANAGEMENT INCENTIVES

- Management compensation should be restructured to incentivize returns on capital and per-share value rather than top-line growth or profit dollars

MARCATO
13

 A. Franchising Strategy   *

 FRANCHISE BUSINESSES COMMAND HIGHER MULTIPLES   *   BWLD’s franchise operation = a high margin royalty stream that grows without capital     Restaurant Operator  Restaurant Franchisor  Contribution Margins  Mid-teens  [90%+]  Earnings Sensitivity to Changes in SSS  High  Minimal  Effect of Cost Inflation  Pressures Margins  ↑ Franchise Fees  Maintenance CapEx  High  None  Unit Growth  Capital Intensive  Requires No Capital  Even with fewer “high growth” concepts in the category, restaurants with 70+% franchise mixes trade categorically higher than less-franchised peersBWLD is one of the few peers “in the middle”, and could trade at a much higher multiple given its strong growth potential if it increased its franchise mix  2  3  4  1  Source: Company filings, CapitalIQ. Market data as of 6/13/16. EBITDA multiples shown on an “NTM” basis, based on Wall Street consensus estimates. (1) On April 15, 2015, Panera announced that it had made significant progress on its earlier goal of refranchising 50-150 stores in 2015, as well as achieving G&A savings. The  ≤ 5% EBITDA growth (’16-’17E)  5-9% EBITDA growth (’16-’17E )  9+% EBITDA growth (’16-’17E)  >70% FranchisedL: 10.3x M: 13.7x H: 18.2x  < 30% FranchisedL: 5.0x M: 8.6x H: 11.6x  30 - 70% FranchisedL: 7.6x M: 8.5x H: 13.0x  Operations  Franchising  Capital Framework  Company announced an increased share repurchase program of $750m, with $500m to be executed in the remainder of 2015, funded from cash flow and $500m of new debt as well as proceeds from the sale of company-owned stores to franchisees. Panera cited its engagement in constructive dialogue with Luxor Capital Group, LP.  Incentives

 NOT ALL EARNINGS GROWTH IS CREATED EQUAL   *   BWLD’s Cost of Capital (~9.5%)  High Multiple  High ROIC  Low ROIC  Low Multiple  Franchisee acquisitions at premium multiples  Non-core brand investments  Opening Company-owned stores  Franchising + High Growth  Potentially revise  r  a  a  a  a  r  High Earnings Growth  Medium Earnings Growth  Low Earnings Growth  For a given level of expected earnings growth, the expected returns on capital drive the multiple placed on those earningsWhile investments that drive more rapid growth command high multiples, such investments often come with execution risk, as well as sub-optimal long-term return characteristics whose valuations will compress as earnings growth slowsBuying franchisees and building stores can create earnings growth, but are also capital intensive and operationally complexAlternatively, expansion through franchising requires little to no capital and transfers execution risk to operating partnersWhile earnings are lower through franchising, the returns are substantially higher, especially on a risk adjusted basisBWLD could be rewarded with a high multiple absent any system unit growthWe believe that BWLD’s multiple could expand even more substantially from today’s levels if its intended growth were achieved without its current level of capital intensity  a  Franchising + Low Growth  Growth without high returns deserves a low multiple   *   Operations  Franchising  Capital Framework  Incentives

 A FRANCHISE MODEL PROVIDES SIGNIFICANT ECONOMIC BENEFITS   *   BWLD’s franchise operation = a high margin royalty stream that grows without capital     Restaurant Operator  Restaurant Franchisor  Contribution Margins  Mid-teens  70%+  Earnings Sensitivity to Changes in SSS  High  Minimal  Effect of Cost Inflation  Pressures Margins  ↑ Franchise Fees  Maintenance CapEx  High  None  Unit Growth  Capital Intensive  Requires No Capital  Operations  Franchising  Capital Framework  Incentives

 GROWTH AS A FRANCHISOR IS MORE STABLE, PROFITABLE, AND CAPITAL-EFFICIENT   *   System growth is significantly less capital intensiveProfits are more stable because brand royalty streams are a percentage of revenue as opposed to operating cash flowCorporate overhead is lower for a more scalable operating platformAllows management to focus exclusively on strategic brand developmentPartners with local market expertise and “skin in the game” are best equipped to drive expansion in new regions and internationally  Operations  Franchising  Capital Framework  Incentives

 FRANCHISING TODAY CAN DE-RISK LABOR COST HEADWINDS   *   As a percentage of sales, labor costs are the only level of BWLD’s restaurant-level expenses to have increased over the last decadeWe believe that steeper increases in future labor costs can be avoided by converting BWLD to a predominantly-franchised companyThe impact to margins from cost inflation has historically been offset by consistent menu price adjustments, which may not be sufficient or feasible in the future  Source: Company filings. Operating expense includes advertising and marketing, repair and maintenance, and entertainment expense.  COMPOSITION OF RESTAURANT-LEVEL COSTS AS % OF SALES    --Will redesign to show only annual increases--Will include our projections through 2021, without distinguishing franchised mix in future years--Message will be “Marcato believes future franchise mix should be determined based on the expected returns to BWLD from new corporate stores relative to the franchising alternative”  “4-Wall”Margin  14.9%  15.9%  16.1%  17.5%  17.6%  18.4%  20.2%  18.2%  18.4%  19.4%  18.6%  18.8%  (206 bps)  (131 bps)  +166 bps  (214 bps)  ’05 - Q1’16 LTMChange  Operations  Franchising  Capital Framework  Incentives

Franchising
Operations
Capital Framework
Incentives

SIGNIFICANT OPPORTUNITY TO GROW INTERNATIONALLY THROUGH FRANCHISING


NON-US & CANADA UNITS AS A % OF TOTAL SYSTEM
0% 0% 0% 0% 0% 0% 0% 1% 2% 2% 3% 5% 6% 6% 7% 15% 21% 22% 31% 40% 43% 57% 59%
CBRL
PLAY
BJRI
RRGB
PNRA
JACK
SONC
DENN
TXRH
DRI
CAKE
DIN
WEN
RT
BLMN
EAT
PLKI
PZZA
QSR
DNKN
MCD
DPZ

- Among peers with any international presence, BWLD has the lowest percentage of its system outside of the U.S. and Canada
  - The broader peer set has an average international system mix of ~14%
- Buffalo Wild Wings announced its first development agreements outside the United States & Canada in July 2012
  - 22 Middle East locations over 6 years
  - 4 Puerto Rico locations over 4 years
- Nearly 4 years later, BWLD's footprint includes just 2 stores in Saudi Arabia & UAE

Due to the efficiencies of scale, management oversight & capital from international franchising, BWLD should accelerate its effort to grow internationally

Source: Company filings. International units refer to units outside of Canada & US territories. MCD & WEN shown as of 12/31/15.

MARCATO

20

Franchising
Operations
Capital Framework
Incentives

INTERNATIONAL OPPORTUNITY CREATES SIGNIFICANT LONG-TERM VALUE

ILLUSTRATIVE FINANCIAL IMPACT OF INTERNATIONAL EXPANSION

($ in thousands, unless otherwise noted)	**~3% Royalty**	**~5% Royalty**
International Unit Potential	**400**	**400**
Weekly AUVs per Unit (000s)	$64.1	$64.1
(x) Weeks per Year	52 weeks	52 weeks
Potential System Sales	**$1,333,233**	**$1,333,233**
(x) Assumed Royalty Rate	3.00%	5.00%
Potential BWLD Revenue	**$39,997**	**$66,662**
(–) Support Costs (assuming 70% margins)	(11,999)	(19,998)
Potential BWLD EBITDA	**$27,998**	**$46,663**
(x) Franchisor EBITDA Multiple	13.0x	13.0x
Value of International Franchise EBITDA to BWLD	**$363,973**	**$606,621**
(/) 2020E Diluted Shares, in millions	7.294	7.294
Value per BWLD share	**$49.90**	**$83.17**

- Based on management's disclosed target of 400 international franchise stores, we believe that **BWLD could create substantial value by accelerating its global expansion**
- We believe this incremental value would materialize gradually over several years
- Once BWLD's international presence achieves scale, we believe management could potentially begin to achieve higher margins and grow unit count even higher
- This value would compound over time as excess capital is deployed to reduce outstanding shares

We believe international franchising could add ~$50-80+ per share in value over time, which would accrete significantly from additional capital allocation efficiencies

Source: Company filings, MCM estimates. AUVs and ~5% effective royalty rate based on LTM metrics for BWLD as of Q1 2016. ~3% royalty case based on precedents from peers. Unit potential and royalty rate based on management guidance. EBITDA margin assumed for illustrative purposes. Analysis excludes impact of development fees, which primarily defer the upfront costs to BWLD of entering a new market, such as training and translation fees.

MARCATO
21

 REFRANCHISING CREATES SHAREHOLDER VALUE: JACK IN THE BOX CASE STUDY  Following a sustained period of strategic refranchising, JACK’s shares have outperformed the industry  JACK IN THE BOX INDEXED STOCK PRICE PERFORMANCE| 2006 – 2016    2  3  4  1  Source: Company filings, Bloomberg. Franchise mix as of fiscal year end for each period. Average EV / EBITDA refers to the mean multiple for the period as shown on the graph. EBIT margin excludes gains and losses on sale of company-operated stores.  314%  167%  36%  40%  44%  51%  58%  69%  70%  73%  74%  75%  74%  7.5x  8.3x  6.8x  6.2x  5.2x  6.3x  6.8x  9.3x  12.0x  14.1x  11.2x  Franchise Mix  Avg. EV/EBITDA  +109%  +50%  Δ’06 - ‘15  5.7%  7.1%  6.5%  7.2%  3.9%  5.5%  6.1%  9.0%  11.2%  13.0%  13.3%  EBIT Margin  +131%  71.9  59.9  56.8  57.3  52.9  44.0  42.9  42.6  38.6  35.8  32.5  Period-End Share Count  (45%)   *   Long-termGoal for JIB:~90-95%(1)  (1) Refers to JACK’s long-term franchise target of 90 – 95% for its Jack in the Box brand only, announced 5/25/16. Consolidated mix implies 80-85% assuming constant current total store count and Qdoba franchise mix.  Operations  Franchising  Capital Framework  Incentives

 REFRANCHISING CREATES SHAREHOLDER VALUE: BURGER KING CASE STUDY   *   BWLD’s franchise operation = a high margin royalty stream that grows without capital     Restaurant Operator  Restaurant Franchisor  Contribution Margins  Mid-teens  [90%+]  Earnings Sensitivity to Changes in SSS  High  Minimal  Effect of Cost Inflation  Pressures Margins  ↑ Franchise Fees  Maintenance CapEx  High  None  Unit Growth  Capital Intensive  Requires No Capital  Following its 2006 IPO, Burger King increased its franchise mix from ~89% to ~100% by 2013, resulting in significant multiple expansion, even during a period of negative comps and low single-digit net store growth  BURGER KING EV / EBITDA (TRAILING)| 2007 – 2016    2  5/18/06: BKC IPO (previous owners: TPG, Bain & GS)  3  6/20/12: Combines with Justice Holdings, trades publicly as “BKW”  4  12/15/14: BKW & THI form Restaurant Brands Int’l (“QSR”)  1  9/2/10: BKC agrees to be taken private by 3G Capital  2  1  4  Not sure this is a great example - When they IPO’ed they were already at 90% franchised  Source: Company filings, Bloomberg. Market data as of 6/13/16. Net System Store Growth for 2014 excludes Tim Hortons unit growth. 2015 and 2016 YTD Net System Store Growth includes Tim Hortons, following acquisition close in December 2014.  3  In fewer than 2 years under 3G’s ownership, Burger King experienced 5x+ of EBITDA multiple expansion  16.6x  Operations  Franchising  Capital Framework  Incentives

 REFRANCHISING CREATES SHAREHOLDER VALUE: DOMINO’S PIZZA CASE STUDY  Domino’s Pizza’s dividend-adjusted stock price has increased over 17x since 2004, driven by refranchising and international growth of franchisees  DPZ TOTAL SHAREHOLDER RETURN SINCE IPO    Source: Company filings, Bloomberg. Franchise mix and P/E multiple for 2004 reflect metrics as of DPZ’s IPO (7/13/04). Market data as of 6/13/16. ROIC calculated as after-tax EBIT divided by the average of period-end sums of total equity and total debt, less cash and equivalents for the LTM period ended 3/27/16.  1,764%  236%  92.3%  92.7%  93.2%  93.4%  94.4%  94.8%  95.1%  96.0%  96.2%  96.4%  Franchise Mix  13.3x  15.3x  15.5x  16.3x  11.3x  9.5x  11.1x  14.9x  17.6x  23.7x  Avg. P/E   *   96.8%  26.1x  96.9%  29.7x  9%  9%  8%  8%  7%  9%  9%  9%  10%  11%  InternationalGrowth (YoY)  11%  12%  LTMROIC:95%  Operations  Franchising  Capital Framework  Incentives

 EVALUATING BWLD’S “CASH-ON-CASH” RETURNS   *   Buffalo Wild Wings’ store growth plan is based on the notion that its new stores earn 20+% “cash-on-cash” returnsHowever, “cash-on-cash” returns do not fully account for:Incremental corporate-level G&A; and“Maintenance CapEx” for periodic remodels, normalized on an annual basisIncome tax expenseWe believe the true “cash-on-cash” returns to equity holders on new stores fail to clear management’s 20% return hurdle  Add stores that were acquiredAlso add analysis of what multiples this implies: if we put a multiple on the lower earnings stream and keep the capital, what would that mean in terms of value relative to the multiple on the higher earnings stream without the capital?  Source: Company filings, MCM estimates.   WHAT ARE THE TRUE RETURNS ON COMPANY-OWNED STORES?    Operations  Franchising  Capital Framework  Incentives

Franchising
Operations
Capital Framework
Incentives

HIGH OPPORTUNITY COST OF FOREGOING FRANCHISE ROYALTY STREAM

- The opportunity cost of a corporate-owned store must be considered: the capital-light, higher margin earnings stream from franchise royalties
- Incremental system stores opened by franchisees will produce royalty streams regardless—should BWLD choose to own & operate that same store, the foregone royalty is a true economic expense representing the cost of ownership
  - System store growth is a feature of both states of the world in the "own vs. franchise" decision
- On an excess return basis, new company-owned stores fail to exceed BWLD's cost of capital

Source: Company filings, MCM estimates.

CHOOSING TO BUY OR BUILD BEARS AN "OPPORTUNITY COST"

	Opp. Cost of Ownership
Assumed Annual AUVs	$3,232
(x) Royalty Rate (LTM, Adj. for Upfront Fees)	4.9%
Royalty Revenue	**$157**
Assumed Salary for a Franchise Consultant	$150
(/) Avg. Number of Stores Managed by each Franchise Consultant	35
Incremental G&A per Added Store	**(4)**
(+) Royalty Revenue	$157
Franchise EBITDA to BWLD	**$153**
(–) Income Taxes, assuming 31% effective rate	(47)
FCF per Marginal Franchisee	**$106**
Upfront Franchise Fee (one-time)	**$40**

NEW STORES SHOULD BE EVALUATED ON "EXCESS" RETURNS ABOVE FRANCHISING

	2015 Franchisee Acquisitions	New Company-Owned Store	New Franchised Store
FCF per Marginal Store	$335	$335	$106
(–) FCF per Marginal Franchisee (Opp. Cost Foregone)	(106)	(106)	
"Excess" FCF per Marginal Store from Ownership	**$230**	**$230**	
"All-in" Cost to Open	$3,478	$2,571	
(+) Upfront Franchise Fee (Opp. Cost Foregone)	40	40	
"Excess" Cost to Open	**$3,518**	**$2,611**	
"Excess" After-Tax Return, post-G&A & Maint. CapEx	**6.5%**	**8.8%**	**Infinite**

MARCATO

26

 FRANCHISING CREATES MORE ECONOMIC VALUE WITH LESS RISK   *   Company-owned stores earn higher “dollar” profits, but the superior multiples achieved by franchise earnings, coupled with the substantial capital savings, result in greater value creation from franchisingWe believe franchising would also allow BWLD to return more capital to shareholders, achieve a more appropriate capital structure, and reduce execution risk by partnering with local, knowledgeable franchiseesManagement has created a strong brand, and can continue to be its custodian while maintaining capital flexibility  COMPARATIVE ECONOMIC VALUE PER SYSTEM STORE    Source: Company filings, MCM estimates.  Operations  Franchising  Capital Framework  Incentives

 WE BELIEVE A 90% FRANCHISED SYSTEM WOULD SIGNIFICANTLYIMPROVE OPERATING METRICS WITH SIMILAR NET INCOME   *   ROIC| 2021E    EBITDA MARGIN | 2021E    NET INCOME | 2021E    BASIC EPS | 2021E    CUM. FCF + PROCEEDS | ’16E – ’21E    EARNINGS VOLATILITY    Status Quo  90% Franchised  TBUFootnote  Source: Company filings, MCM estimates. Status quo case assumes no refranchising and no recapitalization. ROIC calculated as after-tax EBIT divided by the average of year-end sums of net PP&E, reacquired franchise rights & other assets, goodwill and net working capital.Note: See Appendix for further detail on model assumptions for Marcato’s analysis.  Include? Equity becomes negative  Operations  Franchising  Capital Framework  Incentives

 B. Reinvigorate core business   *

 AREAS OF OPPORTUNITY  *  Pricing & MenuAddressing pricing, bundling, beverage and related menu reengineering150 to 250 basis pointsMarketing MixRealignment of media spend and more focused delivery100 to 200 basis pointsCRM/LoyaltyTailored promotions and focus on core consumer50 to 150 basis points  Address Food CostsMenu design, protein management and waste mitigation50 to 100 basis pointsLabor and staffing efficienciesOptimization of staffing between floor and kitchen50 to 100 basis pointsProcurementPurchasing leverage, reduce non value added costs75 to 125 basis points  Spans & LayersOperational control bands to manage company owned and franchised units25 to 150 basis pointsFranchise ManagementDomestic vs. international focus and service level25 to 50 basis pointsOther ConceptsDetermine value add of being part of BWLD50 to 75 basis points  Store DevelopmentOptimal structure for deployment, velocity and returnsStore CapitalRemodels and technology implicationsRefranchisingLiberate capital and create focus on the brand  SAME STORE SALES  COST  SG&A  CAPITAL  Capital Framework  Incentives  Operations  Franchising

Franchising
Operations
Capital Framework
Incentives

A NUMBER OF VALUE METRICS HAVE DECLINED OVER THE LAST FIVE YEARS

BUFFALO WILD WINGS CONSUMER SURVEY RESULTS HAVE DECLINED


Interestingly, value perception maintained despite price increases
80%
70%
60%
50%
40%
30%
20%
10%
Overall score
Food quality
Value
Cleanliness
Service
Menu Variety
Reputation
Atmosphere
Craveability
Likelihood to Recommend
Likelihood to Return
2011
2012
2013
2014
2015
2016

- Buffalo Wild Wings currently ranks near the "bottom of the pack" in the Nation's Restaurant News consumer survey
  - However, BWLD's current overall rank against peers is not meaningfully worse than it has been in prior years
- BWLD has seen YoY declines across critical metrics: food quality, menu variety, likelihood to recommend & return, and others
- ***We believe BWLD has an opportunity to restore the customer value proposition***

Source: NRN Survey. Percentages reflect number of respondents who cited the restaurant as "Outstanding" or "Above Average" for relevant attribute.

MARCATO
31

Franchising
Operations
Capital Framework
Incentives

HIGH-MARGIN ALCOHOL MIX DECLINING

ALCOHOL MIX HAS DECLINED CONCURRENTLY WITH MARGINS


24%
22%
22%
21%
20%
19%
20.2%
18.2%
18.4%
19.4%
18.6%
18.8%
2011
2012
2013
2014
2015
Q1'16
Alcohol as % of Sales
"4-Wall" Margin

- Alcohol as a percentage of restaurant sales declined to 19% in the most recent quarter versus 24% five years ago and ~29% at IPO
- We view this as potentially concerning given the margin structure of BWLD's business
  - We estimate that typical draft beer is very high margin (~90% per pour)
- Have consistent menu price increases rendered food "expensive", thereby reducing "attach" of alcohol?

Source: Company filings.

MARCATO

32

 MIX SHIFT TO TAKEOUT RAISES QUESTIONS   *   In Q1 2016, takeout increased to 16% of total sales  TAKEOUT AS % OF GROSS RESTAURANT SALES SINCE IPO    Source: Company filings.  If truly incremental, takeout can be an attractive contributor to sales growthHowever, it is possible that takeout is cannibalizing core sales—and could undermine profitabilityTends to provide an inferior customer experience relative to food delivered hot in the restaurantAdds operational complexity: does takeout revenue contribute incremental profit dollars when factoring costs to support?Takeout is inconsistent with the “core consumer” at Buffalo Wild Wings: a social live-sports viewer  Capital Framework  Incentives  Operations  Franchising

 C. Establish explicit capital allocation strategy   *

 BWLD’S CAPITAL STRUCTURE IS AMONG MOST CONSERVATIVE IN ITS PEER GROUP   *   NET DEBT / LTM EBITDA    Excluding operating leases, Buffalo Wild Wings is among the least levered in its peer set  >70% FranchisedL: 1.5x M: 3.0x H: 5.5x  < 30% FranchisedL: (0.2x) M: 0.7x H: 2.7x  30 - 70% FranchisedL: 0.1x M: 0.6x H: 2.4x  Source: Company filings, CapitalIQ, Bloomberg. Net debt defined as financial debt, less cash and equivalents. Calculations exclude impact of operating leases and preferred equity.  Operations  Franchising  Capital Framework  Incentives  Franchising  Capital Framework  Operations

FUNDING GROWTH THROUGH 100% EQUITY IS DILUTIVE TO ROE

Franchising
Operations
Capital Framework
Incentives

"EXCESS" RETURNS ON NEW STORES BELOW CURRENT ROE AND COE

	2015 Franchisee Acquisitions	New Company-Owned Store
FCF per Marginal Store	$335	$335
(–) FCF per Marginal Franchisee (Opp. Cost Foregone)	(106)	(106)
"Excess" FCF per Marginal Store from Ownership	**$230**	**$230**
"All-in" Cost to Open	$3,478	$2,571
(+) Upfront Franchise Fee (Opp. Cost Foregone)	40	40
"Excess" Cost to Open	**$3,518**	**$2,611**
"Excess" After-Tax Return, post-G&A & Maint. CapEx	**6.5%**	**8.8%**

- The low "excess" returns on new company-owned stores fail to exceed BWLD's cost of equity and are dilutive to current returns
- Over time, we believe that BWLD's ROEs could converge to its cost of equity—or worse, below it
- ***An enterprise whose returns fail to exceed the cost of equity destroys shareholder value, regardless of its growth***


17.5%
16.3%
16.9%
18.1%
15.4%
15.6%
Cost of Equity: ~9.5%
New Co. Op. Store
2015 Acquisitions
Accretion to ROE creates value…
…But deploying capital below COE destroys value
2011
2012
2013
2014
2015
Q1'16 LTM
"Long Term"
Return on Avg. Equity
Cost of Equity

Source: Company filings, Bloomberg, MCM estimates.
Note: Return on avg. equity calculated as net earnings including noncontrolling interests, divided by average total equity. Discussion of "excess" returns shown in greater detail on p. 25.

MARCATO

36

 USING THE BALANCE SHEET TO CREATE VALUE: DOMINO’S PIZZA CASE STUDY   *   Over time, Domino’s, another pure-play franchisor, has continually re-levered and returned capital to shareholdersDomino’s has been comfortable sustaining even higher leverage levels (7x – 8x) given its highly franchised businessWhile Domino’s has favored special dividends and share repurchases over regular dividends, they have paid out 140% of their cumulative Free Cash Flow since IPO  Source: Company filings, CapitalIQ, MCM estimates. Market data as of 6/13/16. EBITDA calculation includes amortization expense related to deferred financing costs, debt discount and other.  Over time, Domino’s has continually re-levered to high multiples and returned capital to shareholdersIn addition to consistent refranchising domestically, most of Domino’s system growth has come from International franchiseesUsing an appropriate mix of debt and equity as well as growing cash flow from their franchise operations, they have paid out 210% of their cumulative Free Cash Flow since IPODPZ has been richly rewarded both for its growth and capital allocation  Avg.: 4.7x  DOMINO’S NET DEBT / EBITDA (LTM)    Incentives  Franchising  Capital Framework  Operations

 $1.4BN OF EXCESS CAPITAL IS TRAPPED IN COMPANY-OWNED STORE BASE   *   Marcato proposes that BWLD refranchise its existing stores, targeting a 90% mix of franchised restaurants by 2020At a market multiple of 6x post-royalty EBITDA per Company store, we believe BWLD could release over $1.4 billion of after-tax proceeds from its existing store base, representing ~52% of BWLD’s current market value, which could be redeployed to higher-returning activitiesBWLD would need to articulate an explicit framework to investors for evaluating its intended uses for deploying this capital, including considerations surrounding tax leakage  Source: Company filings, MCM estimates.  Incentives  Franchising  Capital Framework  Operations

 CAPITAL ALLOCATION BEST PRACTICES   *   Forecast long-term growth and return targets;Establish valuation based on business plan  Establish credit characteristics and liquidity objectives, and adjust debt/cash as indicated  Allocate excess capital to highest risk-adjusted return alternative that exceeds cost of capital  Buffalo Wild Wings needs to be disciplined in how it allocates its capital and focus on risk-adjusted returns relative to both its cost of capital as well as all other alternatives  STEP 1  STEP 2  STEP 4  Fund maintenance capex  STEP 3  Acquisition of New Concepts  Acquisition of Franchisees  New Company-Owned Stores  FranchiseGrowth  Return Capital to Shareholders  Reduce Debt / Build Cash Balance  High Risk  Low Risk  Incentives  Franchising  Capital Framework  Operations

Franchising
Operations
Capital Framework
Incentives

COMPANY SHOULD FOCUS ON *RISK-ADJUSTED* RETURNS

BWLD should cease investing in high risk initiatives that have earned low returns

High Risk ↑ / Low Risk ↓

Acquisition of New Concepts	‸ Inherent difficulty "handicapping" future success given constantly-changing consumer tastes ‸ Restaurant space is highly competitive, especially for untested concepts
Acquisition of Franchisees	‸ Risk of paying a significant premium to replacement cost, which dilutes ROI ‸ Creates additional operational complexity (G&A, regional oversight)
Organic Store Growth	‸ Company-owned store growth is higher risk due to greater capital intensity and volatility ‸ Franchise growth yields highest incremental returns and is valued highest by market
Business Model Enhancement	‸ Incremental investments behind teams to accelerate international expansion as well as improvements in operations, franchisee relations, customer experience and the brand ‸ Potential to drive traffic, but must be supported by metrics that track tangible results
Return Capital to Shareholders	‸ Share repurchases are most attractive and accretive when shares trade below fair value ‸ Dividends provide an alternative when IRR on share repurchases is less compelling
Reduce Debt / Build Cash Balance	‸ Lowest risk, but also lowest-returning option ‸ Not recommended given BWLD's already overly-conservative capital structure

MARCATO
40

 D. Realign management incentives   *

 INCENTIVE COMPENSATION STRUCTURE HEAVILY WEIGHTED TOWARDS GROWTHWITHOUT CAPITAL CHARGE OR RETURN METRIC   *   Management has historically been compensated on the basis of overall growth, irrespective of returns or profitabilityKPIs used to determine corporate performance for compensation give precedence to aggregate growth in dollar terms, rather than per share value creation, profitability, or returns on investment  Source: Company filings.  Base salaryAnnual Cash Incentive Program (CIP)25% total revenue30% net income10% same store sales increase5% same store sales (number of positive quarters)10% new restaurant openings20% individual performanceEquity Incentive Program (EIP)75% 3-yr cumulative net income25% stock price appreciation  CASH INCENTIVE PROGRAM PERFORMANCE METRICS    EQUITY INCENTIVE PROGRAM COMPOSITION    Aggregate Growth Metrics  Profitability / Per-Share Metrics  Operations  Franchising  Capital Framework  Incentives  Franchising  Capital Framework  Operations

 HOW DO THE BEST-PERFORMING RESTAURANT PEERS INCENTIVIZE EXECUTIVES?   *   Among top-performing restaurant companies, Buffalo Wild Wings is one of the only companies whose compensation is entirely independent of EPS, ROIC or shareholder returnWe believe that BWLD’s management should be compensated on the achievement of metrics most closely tied to shareholder value creationMarcato recommends that BWLD incorporate compensation weightings for international growth, capital efficiency, and per-share value creation  Source: Company filings. Table refers to metrics used for named executive compensation programs for 2015. Companies shown represent peers who have outperformed BWLD on a 5-year TSR basis.  Incentives  Franchising  Capital Framework  Operations

 IV. Creating Shareholder Value   *

A 90% FRANCHISE MODEL COMBINED WITH SHARE REPURCHASES DRIVES EPS ~100% HIGHER THAN THE CURRENT PLAN

COMPARING EPS TRAJECTORIES FOR MARCATO'S PLAN VS. STATUS QUO



$4.97
$4.97
$6.94
$6.73
$7.88
$8.16
$8.02
$9.09
$8.57
$11.83
$9.14
$16.06
$9.80
$19.96
Δ
'15A – '21E:
+302%
+4.0x
Δ
'15A – '21E:
+97%
+2.0x
2015A
2016E
2017E
2018E
2019E
2020E
2021E
Status Quo
90% Franchised

Source: Company filings, MCM estimates. Status quo case assumes no refranchising and no recapitalization.

MARCATO

45

 WE BELIEVE BWLD’S STOCK PRICE COULD RISE BY MORE THAN 2-3x UNDER MARCATO’S PROPOSAL  POTENTIAL VALUE CREATION FOR BUFFALO WILD WINGS| 2015A – 2021E    Source: Company filings, Bloomberg, MCM estimates. Market data as of 6/13/16. Status quo case assumes no refranchising and no recapitalization.Note: EV / EBITDA multiple of 13.0x as of 12/31/2020 implies a P/E multiple of 20.1x, compared to 26.9x as of 6/13/16.   49%  54%  63%  72%  81%  90%  90%  8.5x  13.0x  Franchise Mix  EV/EBITDA  26.9x  20.3x  Implied P/E  18.8  15.7  13.7  11.8  8.8  7.0  6.6  Basic Share Count   *   Status Quo  Current / LTM  2016E  2017E  2018E  2019E  2020E  2021E  High: $311 @ 10.0x EBITDA  Mid: $265 @ 8.5x EBITDA  Low: $218 @ 7.0x EBITDA  90% Franchised  High: $458 @ 14.5x EBITDA  Mid: $402 @ 13.0x EBITDA  Low: $346 @ 11.5x EBITDA  +82%  +53%  ΔCurrent - ’21  (25%)  (65%)  Current: $144  8.0%  9.2%  9.8%  11.1%  14.5%  21.1%  26.9%  EBIT Margin  +238%

 ~180% improvement in stock price from today’s levels  We believe our proposal can create substantially more value for shareholders than management’s current plan  Reduced G&A reflects simpler operations; affords greater focus on optimizing the business model without managing the asset base  Comparable EBIT, attained through lower depreciation expense  CURRENT TRAJECTORY VERSUS MARCATO’S PROPOSAL   *   Add ROIC? Equity becomes negative due to repurchases  Source: MCM estimates. Market data as of 6/13/16.  Higher-quality earnings stream = Higher multiple  Share count reduced after capital return from refranchising + recapitalization, driving additional EPS accretion on comparable net income  EBIT margins increase 275%

RECOMMENDATIONS

- Implement long-term plan to transition to 90% franchised store mix
- Arrest high-priced acquisitions of franchisees and investment in new concepts which dilute returns and management focus
- Engage qualified consultants to identify operational improvements
- Accelerate international growth through franchising
- Commit to a disciplined capital allocation program
- Optimize capital structure implying 2.0x – 3.0x Net Debt / EBITDA for the consolidated business
- Incorporate return on capital metric in executive compensation

MARCATO
48

Appendix   *

 SUMMARY OF ADDITIONAL KEY MODEL ASSUMPTIONS   *   Add ROIC? Equity becomes negative due to repurchases  Franchise mix of 90% by year-end 2020Restaurant-level profit margins kept flat from Q2’16E – 2021ESame-store sales growth of 1.5% across the systemG&A expenses of $105m by 2021E, assuming savings from higher franchise mixConstruction of 40 Company-Owned stores per year50 new Franchise store openings per yearNo additional unit development at R Taco or Pizza RevTarget leverage of 5x net debt / franchise EBITDA in 2016 and in 2019Excess cash flow after funding unit growth and value-enhancing capex, refranchising proceeds, and leverage proceeds deployed as share repurchasesAssume 15% annual share price appreciation